SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME: Unlimited Unicorn Opportunities Fund I

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	270 Broadway, 27th Floor
New York, NY 10007

TELEPHONE NUMBER:	(617) 233-7280

NAME AND ADDRESS OF AGENT FOR
SERVICE OF PROCESS:	SPI Agent Solutions, Inc.
300 Creek View Road, Suite 200
New Castle County
Newark, DE 19711

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X]Yes	[ ]No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Denver and State of Colorado on this 8th day of September 2026.

UNLIMITED UNICORN OPPORTUNITIES FUND I

By:	/s/ Patrick Seese
Patrick Seese
Trustee

Attest:

By:	/s/ Ethan Furtek
Name:	Ethan Furtek
Title:	Managing Director